UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 1, 2022

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In the Matter of

Masterworks Collection 001, LLC
497 Broome Street
New York, NY 10013

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11410

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      Masterworks Collection 001, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 1, 2022.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief